**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from  October 1, 2008 to October 31, 2008

Commission File Number of issuing entity: 333-140610-32

**RALI Series 2008-QR1 Trust**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140610

**Residential Accredit Loans, Inc.**
(Exact name of depositor as specified in its charter)

**Residential Funding Company, LLC**
(Exact name of sponsor as specified in its charter)

| New York | None |
|---|---|
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

| c/o Residential Funding Company, LLC, as Certificate Administrator One Meridian Crossings, Suite 100 Minneapolis, MN  55423 | 55423 |
|---|---|
| (Address of principal executive offices of issuing entity) | (Zip Code) |

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange (If Section 12(b)) |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | |
| Mortgage Asset-Backed Pass-Through Certificates, Series 2008-QR1, in the classes specified herein | [___] | [___] | [ X ] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X      No ___

## PART I – DISTRIBUTION INFORMATION

**ITEM 1 – Distribution and Pool Performance Information.**

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2008-QR1 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated February 7, 2008, and related Prospectus dated April 9, 2007 (collectively, the "Prospectus"), of the RALI Series 2008-QR1 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class II-A-1, Class II-A-2, Class II-A-3, Class R-I and Class R-II Certificates.

## PART II – OTHER INFORMATION

**ITEM 2 – Legal Proceedings**

Nothing to report.

**ITEM 3 – Sales of Securities and Use of Proceeds.**

Nothing to report.

**ITEM 4 – Defaults Upon Senior Securities.**

Nothing to report.

**ITEM 5 – Submission of Matters to a Vote of Security Holders.**

Nothing to report.

**ITEM 6 – Significant Obligors of Pool Assets.**

For information with respect to the RALI Series 2006-QS11 Trust, please see Exhibit 99.2, which is incorporated herein by this reference.

For information with respect to the RALI Series 2006-QS12 Trust, please see Exhibit 99.3, which is incorporated herein by this reference.

**ITEM 7 – Significant Enhancement Provider Information.**

Nothing to report.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits**

     (a)     Documents filed as part of this report.

Exhibit 99.1    November 2008 Monthly Statement to holders of the RALI Series 2008-QR1 Certificates

Exhibit 99.2    November 2008 Monthly Statement to holders of the RALI Series 2006-QS11 Certificates

Exhibit 99.3    November 2008 Monthly Statement to holders of the RALI Series 2006-QS12 Certificates

     (b)     Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1    Trust Agreement, dated as of February 8, 2008, among Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as certificate administrator, and Deutsche Bank Trust Company Americas, as trustee and supplemental interest trust trustee (incorporated by reference to the exhibits with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on February 22, 2008).

Exhibit 10.2    Corridor Agreement, dated as of February 8, 2008, between Deutsche Bank Trust Company Americas, not in its individual capacity but solely as Supplemental Interest Trust Trustee on behalf of the Supplemental Interest Trust with respect to the RALI Series 2008-QR1 Trust, Mortgage Asset-Backed Pass-Through Certificates, Series 2008-QR1, and Credit Suisse International, which is comprised of a Confirmation and Schedule (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on February 22, 2008).

Exhibit 99.1    November 2008 Monthly Statement to holders of the RALI Series 2008-QR1 Certificates

Exhibit 99.2    November 2008 Monthly Statement to holders of the RALI Series 2006-QS11 Certificates

Exhibit 99.3    November 2008 Monthly Statement to holders of the RALI Series 2006-QS12 Certificates

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  November 25, 2008


RALI Series 2008-QR1 Trust
(Issuing entity)

By:  Residential Funding Company, LLC,
       as Certificate Administrator


By:  ___/s/  Darsi Meyer____
       Name:  Darsi Meyer
       Title:    Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO HOLDERS OF THE
RALI SERIES 2008-QR1 CERTIFICATES

EXHIBIT 99.2 -- MONTHLY STATEMENT TO HOLDERS OF THE
RALI SERIES 2006-QS11 CERTIFICATES

EXHIBIT 99.3 -- MONTHLY STATEMENT TO HOLDERS OF THE
RALI SERIES 2006-QS12 CERTIFICATES